UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

MMAX MEDIA, INC.

(Name of Issuer)

Common Stock - $0.001 Par Value

(Title of Class of Securities)

60689J100

(CUSIP Number)

Celentano Consulting Company, LLC

Vincent L. Celentano, Manager

7000 West Palmetto Park Road, Suite 201

Boca Raton, FL 33433

954-234-0520

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 26, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

———————

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60689J100                                              13D                                              Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Celentano Consulting Company, LLC Tax ID: 27-2200438
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF	7	SOLE VOTING POWER 46,452,297 shares (1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 46,452,297 shares (1)
WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,452,297 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.8% (2)
14		TYPE OF REPORTING PERSON CO

(1)

The securities are held by Celentano Consulting Company, LLC a Florida company by which Vincent L. Celentano serves as managing member. Includes 38,100,000 shares issuable upon conversion of Convertible Notes issued on December 21, 2012 and December 27, 2012. The Convertible Notes each have a 12-month maturity and are convertible at Holder’s option any time prior to maturity.

(2)

The percentage of shares of Common Stock reported owned by the Reporting Person is based upon 75,852,636 shares of the Company’s Common Stock outstanding as of December 31, 2012.

CUSIP No. 60689J100                                              13D                                              Page 3 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Vincent L. Celentano
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 46,452,297 shares (1)
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 46,452,297 shares (1)
WITH	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,452,297 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.8% (2)
14		TYPE OF REPORTING PERSON IN

(1)

The securities are held by Celentano Consulting Company, LLC a Florida company by which Vincent L. Celentano serves as managing member.  Includes 38,100,000 shares issuable upon conversion of Convertible Notes issued on December 21, 2012 and December 27, 2012.  The Convertible Notes each have a 12-month maturity and are convertible at Holder’s option any time prior to maturity.

(2)

The percentage of shares of Common Stock reported owned by the Reporting Person is based upon 75,852,636 shares of the Company’s Common Stock outstanding as of December 31, 2012.

CUSIP No. 60689J100                                              13D                                              Page 4 of 6 Pages

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.

Security and Issuer

This statement of beneficial ownership on Schedule 13D is filed with respect to the Common Stock, $0.001 par value per share (the “Common Stock”), of MMAX Media, Inc., a Nevada corporation (the “Company” or “Issuer”). The principal executive offices of the Company are located at 511 N.E. 3rd Avenue, Fort Lauderdale, Florida 33301.

Item 2.

Identity and Background.

(a)

This statement is filed by Celentano Consulting Company, LLC (“CCC”) and Vincent L. Celentano.  The Manager of Celentano Consulting Company, LLC is Vincent L. Celentano, a resident of the United States. Celentano Consulting Company, LLC and Vincent L. Celentano are collectively referred to herein as a “Reporting Person”.

(b)

The address of the principal office of the Reporting Person is 7000 West Palmetto Park Road, Suite 201, Boca Raton, Florida 33301.

(c)

Celentano Consulting Company, LLC was principally organized to hold investments for Vincent L. Celentano.

(d)

No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Celentano Consulting Company is a limited liability corporation.  Vincent L. Celentano is a citizen of the United States.

Item 3.

Source and Amount of Funds or Other Consideration.

Personal funds in the amount of $479,500

Nature of purchases:

Private purchase of MMAX Media, Inc. common stock:  $25,000

Various purchases of private convertible notes:  $264,000

Purchase of private convertible note:  $165,500

Purchase of private convertible note: $25,000

Item 4.

Purpose of Transaction.

Investment

Item 5.

Interest in Securities of the Issuer.

(a)

The percentage of shares of Common Stock reported owned by the Reporting Person is based upon 75,852,636 shares of the Company’s Common Stock outstanding as of December 31, 2012.  Celentano Consulting Company, LLC owns 46,452,297 shares of the Company’s Common Stock, which includes 33,100,000 shares issuable upon conversion of a Convertible Note issued on December 27, 2012 and 5,000,000 shares issuable upon conversion of a Convertible Note issued on December 21, 2012.  Notes are convertible at Reporting Person’s option any time prior to maturity on December 26, 2013 and December 20, 2013 respectively.  This amounts to approximately 40.8% of the outstanding shares as of December 31, 2012, assuming conversion of the Notes.  Pursuant to Rule 13d-3, the Reporting Person is deemed the beneficial owner of such shares of the Company’s Common Stock that he can acquire within 60 days of the date hereof.

CUSIP No. 60689J100                                              13D                                              Page 5 of 6 Pages

(b)

By virtue of his position as Manager, Vincent L. Celentano has sole power to vote and dispose of the Common Stock beneficially owned by Celentano Consulting Company, LLC reported in this Schedule 13D.

(c)

Except as otherwise disclosed herein, no Reporting Person has effected any other transactions in the Common Stock during the past 60 days.

(d)

No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Company.

Item 7.

Material to be Filed as Exhibits.

Exhibit

Description

4

Secured Promissory Note dated December 20, 2012 (filed as an exhibit to MMAX Media, Inc’s current report on Form 8-K dated December 27, 2012)

CUSIP No. 60689J100                                              13D                                              Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2013	Celentano Consulting Company, LLC

	By:	/s/ Vincent L. Celentano
	Name:	Vincent L. Celentano
	Title:	Manager

Dated: January 3, 2013		/s/ Vincent L. Celentano
Vincent L. Celentano, individually